Exhibit 6.19

THIS PATENT AND KNOW-HOW LICENSE AGREEMENT (this "Agreement") is made and entered into this January 15, 2020 (the “Effective Date”) by and between Christopher Thompson, an individual with a principal place of business at 3103 Neilson Way, #D, Santa Monica, CA 90405 ("Licensor") and TriplePulse, Inc., a Delaware corporation with a principal place of business at 1811 Silverside Road, Wilmington, DE, 19810 ("Licensee").

RECITALS

WHEREAS, as of the Effective Date, the Licensor is the Chief Executive Officer of the Licensee;

WHEREAS, as of the Effective Date, the Licensor is the owner, inventor, and principal applicant of certain Patents, Patent Applications, and Know-How related to consumer products described in Exhibit “A” attached and incorporated by this reference (the “Technology”);

WHEREAS, following the Effective Date, the Licensor intends to grant to Licensee a license under certain Technology owned by Licensor;

AGREEMENT

NOW, THEREFORE, for good and valuable consideration, which the parties hereby acknowledge to be sufficient consideration, the parties agree as follows:

1. LICENSE GRANTS. Licensor hereby grants to Licensee a royalty-free, exclusive, sublicensable (through multiple tiers), license in the Technology to develop, make, have made, use, sell, offer for sale, import and export products in the licensee field.

2. REPRESENTATIONS AND WARRANTIES. 2.1 TITLE. Licensor hereby represents and warrants that (i) it has good title to the Technology and (ii) it is authorized to make the assignment, now or upon the Technology being awarded, provided for herein. 2.2 NO INFRINGEMENT. Licensor warrants that, to the best of its knowledge, the Technology does not violate or infringe any patent, copyright, trademark, trade secret or other proprietary rights of any third party and that Licensor is not aware of any facts upon which such a claim for infringement could be based. Licensor will promptly notify Licensee if it becomes aware of any claim or any facts upon which such a claim could reasonably or legitimately be based. 2.3 FUTURE IMPROVEMENTS. Licensor shall own any future improvements to such existing Technology, which can then be licensed by Licensee for valuable consideration.

3. GENERAL. 3.1 LAW AND VENUE. This Agreement shall be construed and enforced in accordance with the laws of the State of Delaware. 3.2 EQUITABLE RELIEF. The parties acknowledge and agree that remedies at law may be inadequate to protect against breaches of this Agreement and expressly consent to the granting of equitable relief, whether temporary, preliminary or final, without proof of actual damages, to prevent any actual or threatened breach. 3.3 ENTIRE AGREEMENT. This Agreement and the documents referenced herein constitute the entire understanding and agreement of the parties with respect to the subject matter of this Agreement and supersede all prior agreements or understandings, written or oral, between the parties with respect to the subject matter of this Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

Christopher Thompson		TriplePulse, Inc.

By:	/s/ Christopher Thompson	By:	/s/ Christopher Thompson

Name:	Christopher Thompson	Name:	Christopher Thompson

Title:	an Individual	Title:	CEO

EXHIBIT A

DESCRIPTION OF TECHNOLOGY The technology being transferred is commonly referred to as "Patents" and “Patent Applications” technology. This includes the following:

-	Phenylacetyl-L-prolylglycine ethyl ester compositions and methods for using the same, USPTO Application Number 16242982

-